November 12, 2007

VIA EDGAR AND FAX

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Re:	W&T Offshore, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 9, 2007

File No. 001-32414

Comment letter dated October 31, 2007

Dear Mr. Schwall:

This letter sets forth the response of W&T Offshore, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 31, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal year Ended December 31, 2006. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below such comment is the Company’s response.

Engineering Comments

General

Comment

1.	Pursuant to rule 418(a) of Regulation C, please provide us with a copy of your reserve report as of December 31, 2006. If possible, please submit the report in electronic format, such as CD-ROM. If you would like this information returned to you at the close of our review, please submit your request and follow the guidance in Rule 418(b).

Response

We have furnished the requested information under separate cover letter of even date addressed to Mr. James Murphy of the Staff.

9 Greenway Plaza, Suite 300
Houston, TX 77046
Phone (713) 624-7393	Fax (713) 624-7324	Email jgibbons@wtoffshore.com

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Properties, page 22

Comment

2.	We note that while you have identified ten principal properties and provided average production rates, you have not disclosed reserves, nature of your interests or development activities on these fields. Please disclose this information for each field. And for any properties that are of major significance, include more detailed information and maps showing the specific locations of the fields, following the guidance in Instruction 3 of Item 102 of Regulation S-K.

Response

We respectfully submit that we have complied in all material respects with the requirements of Instruction 3 of Item 102 of Regulation S-K. We do not believe any of our fields to be individually material, as none of them accounted for more than 10% of the aggregate PV-10 value at December 31, 2006. We believe that we have provided the required disclosure for our property base as a whole in our filed Form 10-K, and we have further provided tabular information to further describe our top-ten fields based upon PV-10 at December 31, 2006.

In the interest of enhancing our disclosure, however, we respectfully propose, and request your concurrence, that in future filings on Form 10-K, we provide enhanced descriptions of our top-ten fields, an example of which is provided below for our single highest PV-10 valued property at December 2006:

Ship Shoal 349 Field (Mahogany). Ship Shoal 349 Field is our largest oil field and is located off the coast of Louisiana, approximately 235 miles southeast of New Orleans, in 375 feet of water. The field area covers Ship Shoal Blocks 349 and 359, with a single production platform on Block 349. Phillips discovered the field in 1993. We initially acquired a 25.0% working interest in the field from BPAmoco in 1999. In 2003, approximately 34% additional working interest was acquired through a transaction with ConocoPhillips, resulting in our current working interest of approximately 59% (49% net revenue interest). We took over operations in December 2004. The field has produced a cumulative total of approximately 157 Bcfe. It is a sub-salt development with five productive horizons below salt at depths as deep as 17,000 feet. As of December 31, 2006, 21 wells have been drilled, of which 12 wells have been successful.

Financial Statements

Note 20 – Supplemental Oil and Gas Disclosures – Unaudited, page 70

Oil and Gas Reserves, page 70

Comment

3.	Please disclose the reasons for the significant line items reserve quantity changes from year to year, such as those attributed to extensions, discoveries and other additions in all three years reports, to comply with paragraph 11 of SFAS 69. Also disclose the nature of the amounts characterized as “other additions” and explain to us how it complies with paragraph 11 of SFAS 69.

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Response

With the exception of “Production” for each of the three years presented and the “Purchase of minerals in place” in the Kerr McGee transaction for the 2006 period, both of which are fully described elsewhere in the report, the category of “Extensions, discoveries and other additions” is the largest change in each period. For each of the three years ending December 31, 2006, 2005 and 2004, extensions, discoveries and other additions represents 22%, 13% and 15%, respectively, of proved reserves at the beginning of each period. Discoveries are the major component of this category, and are the direct result of our drilling program in each of the years presented. Although we have included the term “and other additions” as part of the line item description, there were no such other additions for any period presented. Our drilling program for 2006 is fully described in Item 2. Properties – Drilling Activity and Development Drilling on page 25, and the number of gross and net wells drilled in each of the three years is presented in Item 6. Selected Consolidated Financial Data – Historical Reserve and Operating Information on page 32.

While we believe that the tabular presentation in Note 20, when combined with other disclosures in the report, provides the disclosures required by paragraph 11 of SFAS 69, in the interest of providing enhanced disclosure, we respectfully propose, and request your concurrence, to include a narrative explanation in our Form 10-K for the year ended December 31, 2007 for any significant categorical change if such item is not explained elsewhere in the report.

As an example, we propose that our disclosure in prospective filings of Form 10-K related to extensions, discoveries and other additions for the period ended December 31, 2006 would read as follows:

Extensions, discoveries and other additions – Extensions and discoveries of 109.3 Bcfe in 2006 were added primarily as the result of the 27 successful net wells drilled during the year. No “other additions” were booked in 2006.

Closing Comments

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me at (713) 624-7393 to let me know if this letter is responsive to your comments. If you have any questions or comments regarding legal matters, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Sincerely,

/s/ John D. Gibbons
John D. Gibbons
Senior Vice President, Chief Financial Officer and
Chief Accounting Officer

cc:	Mr. James M. Prince, Vinson & Elkins LLP

Mr. Michael T. Larkin, Adams and Reese LLP

Ms. Marcela E. Donadio, Ernst & Young LLP

Mr. Tracy W. Krohn

Mr. W. Reid Lea